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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 0//01/2017 AND ENDING 12/31/17

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Ste T2

                                      (No. and Street)

Boston   MA   02116

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Stulb 617 247-7000

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

                              (Name – *if individual, state last, first, middle name*)

53 State St., 17th Flr   Boston   MA   02109

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR – 5 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher C. Stulb _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

DECEMBER 31, 2017

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2017

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WJ Lynch Investor Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Marcum LLP

Boston, MA
February 27, 2018

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	4,053
Accounts receivable		765,990
Other current assets		10,878
Total Assets	**$**	**780,921**

Liabilities and Member's Equity

Accounts payable	$	5,467
Due to Parent		180,030
Total Liabilities		**185,497**
Commitments and Contengencies (Note 4)		
Member's equity		595,424
Total Liabilities and Member's Equity	**$**	**780,921**

The accompanying notes are an integral part of this financial statement.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2017

Note 1 -   **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company"), a Delaware company operating in perpetuity, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash Equivalents
For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2017, the Company had no cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2017

Note 1 -   **Summary of Significant Accounting Policies – Continued**

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for Federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's income tax returns and subject to income taxes accordingly. The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its members, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. Estimated fair values of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes the recorded values for accounts receivable and accounts payable approximate current fair values as of December 31, 2017 because of their short-term nature and durations.

Note 2 -   **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company is allocated 65% of the allocable expenses and the Parent is allocated 35% of the allocable expenses. The amount due to the Parent was approximately $180,000 as of December 31, 2017.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2017

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2017, the Company had three insurance carriers that represented approximately 79% of the accounts receivable balance at December 31, 2017.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances may exceed the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
The Company has evaluated subsequent events through the date the financial statement was issued.

In May 2014, the Financial Accounting Standards Board ("FASB") issued accounting guidance on the recognition of revenue from contracts with customers ("new revenue standard"). The new revenue standard requires entities to evaluate their revenue recognition arrangements using a five-step model to determine when a customer obtains control of a transferred good or service. The new revenue standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach and has determined that there will not be a cumulative-effect adjustment to opening retained earnings. The Company has completed the assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition. The Company's future financial statements will include additional disclosures as required by the new revenue standard.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2017

Note 4 - **Commitments and Contingencies**

Indemnifications
The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Litigation and Claims
The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statements.

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater, and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2017, the Company had net capital of $404,947 exceeding the minimum net capital requirement of $12,366 by $392,581. At December 31, 2017, the Company had a ratio of aggregate indebtedness to net capital of 0.46 to 1.